Exhibit 99.1

Aurora Cannabis Makes First Commercial Export to the United Kingdom

TSX: ACB | NYSE: ACB

EDMONTON, Feb. 11, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or "the Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has completed its first commercial export of cannabis oil to the United Kingdom (UK) and the product has been successfully dispensed from a pharmacy. Authorities there recently granted the Company approval for its first shipment of medical cannabis into the UK from Canada under its new legal framework that came into effect on November 1, 2018.

Under the new UK framework, specialist doctors can legally issue prescriptions for cannabis-based medicines when they agree that their patients could benefit from this treatment.

"Being one of the first Canadian companies to commercially supply cannabis-based medicines into the UK under the new legal framework reflects Aurora's ability to do business in international markets that have complex and evolving regulatory systems," said Neil Belot, Chief Global Business Development Officer. "Aurora continues to grow its international footprint, which now includes the UK, a country with a population of approximately 66 million people. Regardless of the barriers we may be faced with, we are focused on helping patients around the world get access to the medicine they need."

Dr. Shane Morris, Senior Vice President of Product Development and Regulatory Affairs added, "We are thrilled to have successfully navigated the complexities of the UK's new regulatory framework to be able to supply high quality, pharmaceutical grade cannabis-based medicines into the UK from one of our EU-GMP certified facilities in Canada."

The Company is currently enhancing its UK operations to ensure patients there will have access to a range of Aurora cannabis-based medicines when and where needed.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 11-FEB-19